[INTEGRA BANK CORPORATION LETTERHEAD]
February 22, 2007
VIA EDGAR AND TELECOPY
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Registration Statement on Form S-4 (Reg. No. 333-140044)
Dear Sir or Madam:
          Integra Bank Corporation hereby requests that the effectiveness of the above described Registration Statement be accelerated, so that it will become effective at 11:00 a.m. (Eastern Time) on Thursday, March 1, 2007, or as soon thereafter as is practicable.
          The undersigned, on behalf of the filing person, acknowledges that:
•	the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Sincerely,
/s/ Martin M. Zorn
Martin M. Zorn
Chief Financial Officer;
Executive Vice President
Finance and Risk